New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Richard A. Drucker

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4745 tel 212 701 5745 fax richard.drucker@davispolk.com

March 29, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Mark Webb

Re:	Ally Financial Inc.

Registration Statement on Form S-4

Filed on March 18, 2011

File No. 333-172942

Dear Mr. Webb:

On behalf of our client, Ally Financial Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 24, 2011 (the “Comment Letter”), with respect to the registration statement on Form S-4 filed by the Company with the Commission on March 18, 2011 (No. 333-172942) (the “Registration Statement”).

With respect to numbered items one and two, the Company’s responses are set forth below and with respect to numbered item three, the response of Davis Polk & Wardwell LLP (“Davis Polk”) is set forth below, in each case, with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. For the convenience of the Staff, the comments from the Comment Letter are restated in bold italics prior to the response of the Company or Davis Polk, respectively.

General

1.	It does not appear that you meet the requirements for use of Form S-3 and therefore cannot incorporate documents by reference. Please revise as appropriate.

The Company is eligible for use of Form S-3 for offerings of non-convertible securities, other than common stock.

Mr. Mark Webb	2	March 29, 2011

The Company is a well-known seasoned issuer and is therefore eligible to use Form S-3 pursuant to General Instruction I.D. thereof. The Company is a well-known seasoned issuer, as defined in Rule 405 (the “WKSI Definition”). As of the most recent determination date, the Company satisfied all of the registrant requirements of Instruction I.A. of the General Instructions for Form S-3 (the “Registrant Requirements”). In addition, the Company has issued approximately $8.9 billion aggregate principal amount of non-convertible securities, other than common equity, in primary offerings for cash registered under the Securities Act of 1933 within the last three years. Furthermore, the Company is not an ineligible issuer, as defined in Rule 405 or an investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”) or a business development company as defined in section 2(a)(48) of the Investment Company Act.

Description of the new Notes, page 34

2.	We note on page 35 that the new notes will be effectively subordinated to any of Ally Financial’s secured indebtedness and that as of December 31, 2010 you had approximately $42.4 billion in aggregate principal amount of secured debt outstanding. Under a new caption “Description of Secured Indebtedness” or something similar, please describe in reasonable detail, the terms of your senior debt. Refer to Item 4(a)(3) of Form S-4 and Item 202(b)(8) of Regulation S-K.

Item 4(a)(3) of Form S-4 requires the Company to provide the information required by Item 202 of Regulation S-K. Item 202(b)(8) of Regulation S-K requires that where the rights evidenced by the new notes are, or may be, materially limited or qualified by the rights of any other authorized class of securities, information should be provided regarding such other securities to enable investors to understand the rights evidenced by the new notes.

The Company’s Registration Statement highlights in several places the limitations and qualifications on the rights evidenced by the new notes. The ranking of the new notes is highlighted on the cover of the prospectus included in the Registration Statement, as well as in the summary section and in the description of the new notes. In addition, the Registration Statement includes a risk factor that provides detailed information about the material limitations and qualifications on the rights of holders of the new notes. See “Risks Relating to the Notes and the Exchange Offer—The new notes and the note guarantees will be effectively subordinated to our and the note guarantors’ existing and future secured indebtedness which is secured by a lien on certain of our assets or certain assets of the note guarantors.” Moreover, all of the information relating to the Company’s outstanding indebtedness contained in its Annual Report on Form 10-K for the year ended December 31, 2010 is incorporated by reference into the Registration Statement.

The Company believes that the existing disclosure, together with the information incorporated by reference into the Registration Statement, satisfies the requirements of Form S-4 and is sufficient to enable investors to understand the rights evidenced by the new notes.

3.	Please revise your legal opinion so that it also opines to the laws that govern the guarantor GMAC International Holdings B.V. In addition, counsel may not limit its opinion to the General Corporation Law of the State of Delaware.

Mr. Mark Webb	3	March 29, 2011

As described in the Registration Statement, the new notes will be guaranteed by certain subsidiaries of the Company (the “subsidiary guarantors”) pursuant to a guarantee agreement (the “Guarantee Agreement”) to be entered into by the Company, the subsidiary guarantors and The Bank of New York Mellon, as trustee. A form of the Guarantee Agreement is filed as Exhibit 4.5 to the Registration Statement. Pursuant to Section 3.09 of the Guarantee Agreement, the Guarantee Agreement, when entered, shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York. While GMAC International Holdings B.V. is organized under the laws of The Netherlands, Dutch law does not govern the validity of the guarantees issued pursuant to the Guarantee Agreement. The legal opinion of Davis Polk addresses the requirements set forth in Item 601 of Regulation S-K for opinions of counsel as to the legality of securities to be registered, and we respectfully submit that a Dutch law opinion would be inapplicable in light of the fact that validity is governed by New York law.

The legal opinion of Davis Polk is not limited to the General Corporation Law of the State of Delaware. The opinion notes that “[w]e are members of the Bar of the State of New York and the [legal] opinion is limited to the laws of the State of New York, the federal laws of the United States of America and the General Corporation Law of the State of Delaware.” The Indenture, the new notes and, as noted above, the Guarantee Agreement are each governed by the law of the State of New York.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212)450-4745.

Very truly yours,

/s/ Richard A. Drucker

Richard A. Drucker

cc:	Eric Envall

Michael A. Carpenter

Jeffrey A. Belisle